

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Carol Groeber
Controller and Principal Accounting Officer
Pernix Group, Inc.
151 E. 22nd Street
Lombard, Illinois 60148

> **Re: Pernix Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 25, 2014**
> **File No. 333-194860**

Dear Ms. Groeber:

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Cover Page of the Registration Statement

1. Please advise as to how you calculated that the per share average of the bid and ask price of your common stock was $6.05 as of April 21, 2014. We note that currently the average of the bid and ask price of your stock is $5.80, and that no transactions in your stock have taken place since March 31, 2013.

Cover Page of the Prospectus

2. We note your statement here and elsewhere that the shares that you are registering for sale by the company will be sold at a fixed price. However, your supplemental response to comment three of our letter dated April 17, 2014 indicates that Pernix "is not willing to issue additional shares below a price of $6.05 a share." This suggests that Pernix may sell at prices in excess of $6.05 a share. In addition, you state that "if the trading range does not approximate $6.05 per share then the Company does not currently intend to sell the primary offering shares." The use of the word "approximate" here implies that Pernix may sell shares for its own account at a price near, but not necessarily at, $6.05. Please advise.

Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

CC: David J. Kaufman (*via e-mail*)
        Thompson Coburn LLP